Exhbit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GoldLand Holdings Co.

We consent to the use of our report dated January 26, 2015, with respect to the financial statements of GoldLand Holdings Co. for the year ended December 31, 2014 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the period ended December 31, 2014.

/s/ Scrudato & Co., PA

Certified Public Accounting Firm

Janauary 26, 2016